U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I/A

(RULE 14d-100)

(AMENDMENT NO. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EMULEX CORPORATION

(Name of subject company issuer)

EMULEX CORPORATION

(Name of filing persons, offeror)

Options to Purchase Common Stock, Par Value $0.10 Per Share
and related Preferred Stock Purchase Rights
(Title and Class of Securities)

292475 20 9
(CUSIP Number of Class of Securities of Underlying Common Stock)

Randall G. Wick, Esq.
Vice President and General Counsel
3333 Susan Street
Costa Mesa, CA 92626
714-662-5600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert Steinberg, Esq.
Jeffer, Mangels, Butler & Marmaro, LLP
7th Floor
1900 Avenue of the Stars
Los Angeles, California 90067
(310) 203-8080

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$20,639,997	$1,670.00

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,833,037 shares of common stock (and related preferred stock purchase rights) of Emulex Corporation, having an aggregate value of $20,639,997 will be exchanged pursuant to this offer. The aggregate value is calculated based upon the Black-Scholes option pricing model as of January 16, 2004.

** $80.90 per $1,000,000 of the aggregate offering amount, pursuant to Rule 0-11 of the Securities and Exchange Act of 1934, as amended by Fee Advisory # 6 for Fiscal Year 2004, effective November 24, 2003. The filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on January 21, 2004.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $1,670 Filing Party: Emulex Corporation Form or Registration No.: Schedule TO-I Date Filed: January 22, 2004

     [  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

INTRODUCTORY STATEMENT
ITEM 4. TERMS OF THE TRANSACTION
SIGNATURE

SCHEDULE TO
(AMENDMENT NO. 2)

INTRODUCTORY STATEMENT

     This final Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 22, 2004 by Emulex Corporation (the “Company”), as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO/A filed on February 13, 2004, relating to our offer to exchange outstanding options to purchase shares of our common stock held by eligible employees for a designated number of new options to be granted under the Emulex Corporation Employee Stock Option Plan.

     The offer expired at 11:59 p.m. Pacific Time on February 24, 2004. The Company has accepted and canceled all eligible options that were properly submitted for exchange.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby supplemented as follows:

     The offer under the Emulex Corporation Offer to Exchange expired at 11:59 p.m. Pacific Time on February 24, 2004. Of the approximately 224 employees who were eligible to participate, approximately 111 participated. Of the 1,833,037 options eligible to be tendered in the offer, the Company has accepted for cancellation options to purchase 1,032,229 shares of its common stock. Upon the terms and subject to the conditions of the offer, we expect to grant options to purchase an aggregate of 744,126 shares of our common stock in exchange for such tendered options on or about August 26, 2004 (the first business day at least six months and one day from the expiration of the offer). The new options will be issued with a grant, or exercise price, equal to the closing price of the Company’s common stock on the New York Stock Exchange on the date of the grant of the new options (subject to the terms and conditions of the offer).

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2004	EMULEX CORPORATION

/s/ Paul F. Folino

Paul F. Folino Chairman and Chief Executive Officer